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Q:   Why is Carpenter interested in Talley?

A: Carpenter began acquiring companies in 1993 as a way to achieve higher growth. Since then, the company has completed 10 acquisitions, giving Carpenter access to new materials technologies, a greater international presence, an expanded product line and additional metals manufacturing capacity.

     Talley has a stainless steel products group, which includes a modern mini-mill that produces stainless steels and specialty alloys and a master distributor. Carpenter needs additional specialty alloys manufacturing capacity to meet customer demands. In addition, the company is seeking to acquire other distribution companies, as a way to supplement its direct-to-customer selling practices.

     Talley also has a government products and services group and an industrial products group. Carpenter expects to divest the companies in these groups because they do not provide synergies to Carpenter's existing engineered materials businesses.

Q:   What is the value of this transaction?

A: Approximately $312 million, representing $185 million to acquire Talley's $15.4 million outstanding common and preferred shares and the assumption of debt.

Q:   Does Carpenter have financing in place to acquire all of Talley?

A: Yes. Carpenter has increased its unsecured revolving credit agreement with four banks to $400 million.

Q:   Have other offers been made for Talley shares at this time?

A:   To our knowledge, no.

Q:   What purchase price is Carpenter offering for Talley's shares?

A: $12 per share of common stock, $11.70 per share of Series A convertible preferred stock and $16 per share of Series B convertible preferred stock.

Q:   Is Carpenter's offer valued fairly?

A: Carpenter believes so. Carpenter's $12 per common share offer for Talley was based on internal assessment and the valuation of Carpenter's investment advisor, Credit Suisse First Boston. This bid was supported by Talley's Board and an analysis by J.P. Morgan, Talley's investment advisor,
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     who valued Talley at $6 to $8 ($9 to $10 according to Walt, but this doesn't agree with the tender documents) per common share if business units of the company were sold separately.

Q: Given the public offering, is it possible to receive Carpenter stock instead of cash?

A: No. The Talley Board wanted a cash offer from Carpenter because of the certainty of a cash offer.

Q:   Is this a friendly acquisition?

A: Yes. A majority of the Talley Board supported Carpenter's offer to acquire Talley.

Q:   When does the tender offer to acquire Talley shares end?

A: At midnight (Eastern Standard Time) on October 30, unless the offer is extended.

Q:   What will happen after the tender offer expires?

A: The offer is conditioned upon shares representing a majority of the voting power of Talley stock being tendered and upon other customary contingencies, including expiration of the Hart-Scott-Rodino waiting period. Carpenter announced October 20 that the Justice Department had requested additional information under the provisions of the Hart-Scott-Rodino Act, and that the waiting period could extend beyond October 30 since regulatory review can take 10 days after Carpenter provides the information needed.

     If the waiting period expires and 90 percent or more of the outstanding shares are tendered, the acquisition of Talley by Carpenter could be completed in November.

     If the waiting period expires and fewer than 90 percent of Talley shares are tendered, Carpenetr could still proceed with an acquisition as long as more than 50 percent of the shares are tendered. Then, a shareholders' meeting would need to be held to vote on the acquisition. Because Carpenter would control a majority of Talley's stock, the acquisition would proceed. In this scenario, the acquisition of Talley by Carpenter could be completed in early 1998.

     If less than half of Talley's shares are tendered, Carpenter can extend the deadline when shares can be tendered or decide not proceed with the acquisition.

Q:   If I have Talley shares, how do I sell them to Carpenter?

A: Tender documents were sent in early October to all shareholders of record. D.F. King & Co., Inc., a shareholder solicitation firm, is contacting Talley shareholders as well. The procedure is to complete the letter of transmittal sent to shareholders, sending it, delivering it or faxing it to the appropriate ChaseMellon Shareholder Services address by midnight on
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     October 30. Questions about the procedure can be addressed to D.F. King, the information agent for this transaction, at 1-800-347-4750.

Q:   Are there any incidental administrative costs associated with my tender?

A:   No.